                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-81579

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 8, 1999

                                 $1,500,000,000

[ASSOCIATES LOGO]

                Floating Rate Senior Notes due February 22, 2002
                               ------------------

     Interest on the Floating Rate Senior Notes due February 22, 2002 (the "Notes"), will be payable on February 22, May 22, August 22 and November 22 of each year (each an "Interest Payment Date"), commencing on May 22, 2000. If any Interest Payment Date would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next day that is a Business Day. The rate of interest on the Notes will be reset quarterly, and the rate of interest in effect for each Interest Period will be the Three-Month LIBOR Rate plus 0.10%. The Notes are not redeemable at any time prior to maturity.

                                                             UNDERWRITING
                                             PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                            PUBLIC(1)        COMMISSIONS        COMPANY(1)
                                          --------------    --------------    --------------
Per Note................................       100%             0.10%             99.90%
Total...................................  $1,500,000,000      $1,500,000      $1,498,500,000

(1) Plus accrued interest, if any, from February 24, 2000.

     Delivery of the Notes in book-entry form only will be made through the facilities of The Depository Trust Company on or about February 24, 2000, against payment in immediately available funds.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful and complete. Any representation to the contrary is a criminal offense.

                          Joint Book-running Managers:

CHASE SECURITIES INC.
                CREDIT SUISSE FIRST BOSTON
                                 J.P. MORGAN & CO.
                                              WARBURG DILLON READ LLC

          The date of this prospectus supplement is February 18, 2000.

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and its Quarterly Report on Form 10-Q for the nine months ended September 30, 1999, available as described under "Where You Can Find More Information" in the accompanying prospectus, and is qualified in its entirety by the detailed information and financial statements set forth therein. Effective December 31, 1999, the Company's parent, Associates First Capital Corporation, contributed its wholly-owned subsidiary, Associates World Capital Corporation, to the Company (the "AWCC Contribution"), as described in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 7, 2000. The financial information in the tables set forth below has not been restated to reflect the AWCC Contribution. The AWCC Contribution was not significant to the Company's results of operations and financial condition for the year ended December 31, 1998, or any prior periods. See "December 31, 1999 Results" below and the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2000, with respect to results of operations for the years ended December 31, 1999 and 1998, which have been restated to reflect the AWCC Contribution.

                                                                                           FOR THE NINE MONTHS
                                               FOR THE YEAR ENDED DECEMBER 31              ENDED SEPTEMBER 30
                                    ----------------------------------------------------   -------------------
                                      1994       1995       1996       1997       1998       1998       1999
                                    --------   --------   --------   --------   --------   --------   --------
                                                                                               (UNAUDITED)
                                                                                              (IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges.................  $3,866.7   $4,805.3   $5,580.3   $6,428.5   $5,841.5   $4,436.6   $4,430.5
  Insurance premiums..............     293.5      325.1      354.8      370.1      383.9      279.6      281.5
  Investment and other income.....     227.7      254.0      286.3      352.5      873.9      611.5      684.6
                                    --------   --------   --------   --------   --------   --------   --------
                                     4,387.9    5,384.4    6,221.4    7,151.1    7,099.3    5,327.7    5,396.6
Expenses --
  Interest expense................   1,509.7    1,979.8    2,206.7    2,543.9    2,842.2    2,117.2    2,126.7
  Operating expenses..............   1,191.6    1,417.8    1,603.3    1,842.5    1,660.7    1,253.1    1,325.8
  Provision for losses on finance
    receivables...................     569.9      729.7      963.4    1,195.6      949.4      729.7      678.9
  Insurance benefits paid or
    provided......................     144.1      135.7      142.9      142.1      144.0      105.2      110.6
                                    --------   --------   --------   --------   --------   --------   --------
                                     3,415.3    4,263.0    4,916.3    5,724.1    5,596.3    4,205.2    4,242.0
                                    --------   --------   --------   --------   --------   --------   --------
Earnings Before Provision for
  Income Taxes....................     972.6    1,121.4    1,305.1    1,427.0    1,503.0    1,122.5    1,154.6
Provision for Income Taxes........     369.1      413.3      482.0      524.5      551.0      410.6      417.1
                                    --------   --------   --------   --------   --------   --------   --------
Net Earnings......................  $  603.5   $  708.1   $  823.1   $  902.5   $  952.0   $  711.9   $  737.5
                                    ========   ========   ========   ========   ========   ========   ========
Ratio of Earnings to Fixed
  Charges(a)......................      1.64       1.56       1.59       1.56       1.53       1.53       1.54
                                         ---        ---        ---        ---        ---        ---        ---
                                         ---        ---        ---        ---        ---        ---        ---

---------------

(a) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                              DECEMBER 31   SEPTEMBER 30
                                                                 1998           1999
                                                              -----------   ------------
                                                                            (UNAUDITED)
                                                                    (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.................................   $ 2,619.7     $   851.0
  Investments in Debt and Equity Securities.................     1,865.9       2,047.3
  Finance Receivables, net of unearned finance income.......    46,038.5      50,674.2
  Allowance for Losses on Finance Receivables...............    (1,378.9)     (1,445.1)
  Insurance Policy and Claims Reserves......................      (763.8)       (752.5)
  Other Assets..............................................     8,195.9       6,912.5
                                                               ---------     ---------
          Total Assets......................................   $56,577.3     $58,287.4
                                                               =========     =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper.......................................   $15,357.2     $12,741.9
     Bank loans.............................................     1,070.7          76.5
  Long-Term Debt, unsecured due within one year
     Senior.................................................     6,547.9       7,231.1
     Subordinated...........................................          --            --
     Capital................................................         0.1           0.1
  Accounts Payable and Accruals.............................     1,187.7       1,771.9
  Long-Term Debt, unsecured
     Senior.................................................    25,232.3      26,701.7
     Subordinated...........................................       425.0         425.0
     Capital................................................         0.2           0.2
                                                               ---------     ---------
          Total Long-Term Debt..............................    25,657.5      27,126.9
  Stockholders' Equity......................................     6,756.2       9,339.0
                                                               ---------     ---------
          Total Liabilities and Stockholders' Equity........   $56,577.3     $58,287.4
                                                               =========     =========

                             ---------------------

DECEMBER 31, 1999 RESULTS

     On February 4, 2000, the Company reported unaudited results for the fiscal year ended December 31, 1999. Such results, compared to the results of operations for the prior fiscal year, were as follows: Revenue -- $7,529 million
(1999), $7,157 million (1998); Earnings Before Provision for Income Taxes -- $1,720 million (1999), $1,537 million (1998); and Net Earnings -- $1,104 million
(1999), $974 million (1998). The foregoing results include the effects of the AWCC Contribution described above.

                            DESCRIPTION OF THE NOTES

     The following description of the specific terms of the Notes (referred to in the attached prospectus as "debt securities") supplements the more general description of the debt securities contained in the prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls. Investors should read this section together with the section called "Description of Debt Securities" in the prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. The Company qualifies the description of the Notes by reference to the Indenture.

GENERAL

     The Notes:

     - will be senior debt of the Company;

     - will be issued under the Indenture between the Company and the Trustee, The Chase Manhattan Bank ("Chase"), dated as of November 1, 1995;

     - will be limited in aggregate principal amount to $1,500,000,000;

     - will mature and become due and payable, at 100% of their principal amount together with any accrued and unpaid interest, on February 22, 2002; and

     - will not be redeemable by the Company prior to maturity.

INTEREST

     The rate of interest for each Interest Period (as defined below) is the Three-Month LIBOR Rate plus 0.10%. Such rate of interest shall be determined for each Interest Period on the second London Banking Day (as defined in the ISDA Definitions, which is defined below) preceding the relevant Reset Date (as defined below). The "Three-Month LIBOR Rate" for an Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the LIBOR Calculation Agent (as defined below) under an interest rate swap transaction if the LIBOR Calculation Agent were acting as Calculation Agent (as defined in the ISDA Definitions) for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

          (i) the Floating Rate Option (as defined in the ISDA Definitions) is USD-LIBOR-BBA;

          (ii) the Designated Maturity (as defined in the ISDA Definitions) is three months; and

          (iii) the Reset Date (as defined in the ISDA Definitions) is the first day of that Interest Period.

     Interest on the Notes will be paid to the persons in whose names the Notes are registered at the close of business on the Business Day immediately preceding any Interest Payment Date; provided, however, that interest payable at maturity will be payable to the persons to whom the principal of such Notes shall be payable.

     Interest payments for the Notes shall be the amount of interest accrued from the date of issue or from the last date to which interest has been paid to, but excluding, the Interest Payment Date or maturity, as the case may be. Interest is computed by dividing the actual number of days in the Interest Period by 360.

     "Business Day" means any day that is not a Saturday or Sunday, and that, in The City of New York, is not a day on which banking institutions are generally authorized or obligated by law to close.

     "Interest Period" means (i) the period from and including February 24, 2000, to but excluding the first Interest Payment Date, and (ii) each successive period from and including an Interest Payment Date, to but excluding the next Interest Payment Date or at maturity, as the case may be.

     "ISDA Definitions" means the 1991 ISDA Definitions, as amended and updated as of the date hereof, published by the International Swaps and Derivatives Association, Inc.

     "USD-LIBOR-BBA" means that the rate for a Reset Date will be the rate for deposits in U.S. Dollars for a period of the Designated Maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two London Banking Days preceding that Reset Date. If such rate does not appear on the Telerate Page 3750, the rate for that Reset Date will be determined as if the parties had specified "USD-LIBOR-Reference Banks" as the applicable Floating Rate Option. "USD-LIBOR-Reference Banks" means that the rate for a Reset Date will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by the Reference Banks (as defined in the ISDA Definitions) at approximately 11:00 a.m., London time, on the day that is two London Banking Days preceding that Reset Date to prime banks in the London interbank market for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount (as defined in the ISDA Definitions). The LIBOR Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the LIBOR Calculation Agent, at approximately 11:00 a.m., New York City time, on that Reset Date for loans in U.S. Dollars to leading European banks for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount.

     Pursuant to the Notes, Chase shall be the initial "LIBOR Calculation Agent" with respect to the Notes. The LIBOR Calculation Agent will notify the Company and the Trustee of each determination of the interest rate applicable to the Notes promptly after such determination is made. The Trustee will, upon the request of the holder of any Note, provide the interest rate then in effect and, if different, the interest rate which will become effective as a result of the determination made with respect to the most recent Reset Date with respect to such Note. The Trustee will not be responsible for determining the interest rate applicable to any Note.

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes will be represented by Global Securities registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary for the Notes (the "Depositary"). The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Partici-pants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of a Note (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Notes is discontinued.

     To facilitate subsequent transfers, all Notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     As long as the Notes are held by the Depositary or its nominee and the Depositary continues to make its same-day funds settlement system available to the Company, all payments of principal of and interest on the Notes will be made by the Company in immediately available funds to the Depositary. The Company has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement system. Accordingly, the Depositary will require that secondary trading activity in the Notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

     The Company expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes; the Company has been advised that the Depositary's usual procedure is to mail an omnibus proxy to the Company as soon as possible after the record date with respect to such consent or vote. The omnibus proxy would assign Cede & Co.'s consenting or voting rights to those

Direct Participants to whose accounts the Notes are credited on such record date (identified in a listing attached to the omnibus proxy).

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor depositary is not appointed by the Company within 90 days, the Company will issue individual definitive Notes in exchange for all the Global Securities representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Securities and, in such event, will issue individual definitive Notes in exchange for all the Global Securities representing the Notes. Individual definitive Notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and registered in such names as the Depositary shall direct.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CONCERNING THE TRUSTEE

     Chase is the trustee for various other series of debt securities which the Company has issued under the Indenture. Additionally, Chase is the trustee for other debt securities which the Company issued under indentures originally executed by Manufacturers Hanover Trust Company and Chemical Bank. The Company also uses Chase for other banking services in the normal course of its business. Chase is an affiliate of Chase Securities Inc., one of the Underwriters.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated February 18, 2000 (the "Underwriting Agreement"), the Company has agreed to sell to the Underwriters named below the following principal amount of the Notes:

                                                                PRINCIPAL
                                                                AMOUNT OF
                        UNDERWRITER                               NOTES
                        -----------                           --------------
Chase Securities Inc. ......................................  $  375,000,000
Credit Suisse First Boston Corporation......................     375,000,000
J.P. Morgan Securities Inc. ................................     375,000,000
Warburg Dillon Read LLC.....................................     375,000,000
                                                              --------------
          Total.............................................  $1,500,000,000
                                                              ==============

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the Notes if any are purchased. The Underwriting Agreement provides that, if an Underwriter defaults, the purchase commitments of non-defaulting Underwriters may be increased or the offering of such Notes may be terminated.

     The Underwriters propose to offer the Notes to the public initially at the public offering price on the cover page of this prospectus supplement and to any selling group members at that price less a concession of .075% of the principal amount. The Underwriters and any selling group members may allow a discount of
 .050% of such principal amount on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the Underwriters.

     The Company estimates that the out-of-pocket expenses for this offering will be approximately $1,200,000. The proceeds to the Company before deducting these expenses are $1,498,500,000.

     The Notes are a new issue of securities with no established trading market. One or more of the Underwriters intend to make a secondary market for the Notes. However, the Underwriters are not obligated to do so and may discontinue making a secondary market for the Notes at any time without notice. Neither the Company nor the Underwriters can give any assurance as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against liabilities, under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions, and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     The Underwriters are offering the Notes subject to prior sale and their acceptance of the Notes from the Company. The Underwriters reserve the right to reject any order in whole or in part.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with the Company and its affiliates.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

Summary Financial Information              S-2
Description of the Notes                   S-4
Underwriting                               S-7

PROSPECTUS
About This Prospectus                        2
Where You Can Find More Information          2
Incorporation of Information We File
  with the SEC                               3
Associates Corporation of North America      3
Ratio of Earnings to Fixed Charges           4
Application of Proceeds                      5
Description of Debt Securities               5
Description of Warrants                     11
Plan of Distribution                        12
Legal Opinions                              14
Experts                                     14

PROSPECTUS SUPPLEMENT

[ASSOCIATES CORP. OF NORTH AMERICA LOGO]

$1,500,000,000

FLOATING RATE SENIOR NOTES
DUE FEBRUARY 22, 2002

CHASE SECURITIES INC.
CREDIT SUISSE FIRST BOSTON
J.P. MORGAN & CO.
WARBURG DILLON READ LLC

DATED FEBRUARY 18, 2000